Exhibit 99.1

100 University Avenue, 9th floor
Date: March 7, 2014	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LAKE SHORE GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 02, 2014
Record Date for Voting (if applicable) :	April 02, 2014
Beneficial Ownership Determination Date :	April 02, 2014
Meeting Date :	May 07, 2014
Meeting Location (if available) :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	510728108	CA5107281084

Sincerely,

Computershare
Agent for LAKE SHORE GOLD CORP